Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Prepared Statement of

Joseph Swedish, President & CEO, Anthem, Inc.

Before the

United States House of Representatives Judiciary Committee

Subcommittee on Regulatory Reform, Commercial and Antitrust Law

On

September 29, 2015

Thank you, Chairman Marino, Ranking Member Farenthold, and members of the Subcommittee, for the opportunity to testify today. I am Joseph Swedish, President and CEO of Anthem, Inc., and it is my honor to appear before you today to provide an overview of the highly complementary nature of the proposed Anthem-Cigna combination and the value that would result for individual consumers, employers, providers and our health care system. The goal of this transaction is to provide a better product to these stakeholders in our ever-changing, increasingly competitive health care market – a product that promotes affordability, increases accessibility, and enhances quality by focusing on innovation and collaboration.

Since joining Anthem in March of 2013, I have witnessed the continued transformation of our health care system. Having spent more than 40 years of my professional life in health care leadership – the majority of those years serving as a hospital administrator and CEO for several major hospital systems, including Trinity Health, a faith-based health system – I am excited and hopeful about the future of health care.

Health care in our country is rapidly evolving, driven by the needs of consumers, who demand change from all sectors – providers and payers. Neither payers nor providers alone can bring about the change necessary to close the gap between consumer expectations and the outcomes that the health care system has historically delivered. Nor can this change be achieved by Anthem or Cigna alone. No longer is it enough for health insurers to serve as financial stewards in the health care delivery transaction; we must now assist consumers as they interact with the health care system, not just in choosing the health care options that best meet their needs, but also in helping them decide how and where to access care. Likewise, we must go beyond paying claims, instead partnering with providers by offering human and financial resource support, actionable data analytics, and tools that further their efforts to focus on the health of their patients, while shifting from volume- to value-based payments. And above all, we must help all stakeholders – providers, consumers, employers and brokers – change from a system that has historically focused on sick care to one that promotes optimal health. Anthem has taken this need for change head on by focusing on three strategic areas, which are the pillars of our proposed acquisition of Cigna: 1) a better consumer experience; 2) cost containment to improve affordability; and, 3) strong collaboration with providers.

My testimony today will focus on the following areas:

•	Value of an Anthem-Cigna Combination

•	Complementary Nature of the Proposed Deal

•	Marketplace Dynamics

•	Federal and State Oversight of the Transaction

Value of an Anthem-Cigna Combination to Consumers

The combination of Anthem and Cigna will bring together the complementary platforms of both companies in a way that will uniquely benefit consumers. For instance, Anthem recently opened its new Innovation Studio in Atlanta, GA with the goal of accelerating the pace of R&D and creating the tools, solutions and capabilities that will improve the experience of our consumer and provider partners. Through this program, we were able to launch our first pilot last month, a two-minute Welcome SmartVideo to new and renewing individual plan members in California. Anthem also brings an extensive network of providers, leading care coordination programs in Medicare Advantage and Medicaid, 24/7 access to licensed providers via telehealth, and more than 75 years of experience in commercial insurance. Cigna – through its “Go Deep, Go Global, Go Individual” strategy – brings its own distinctive strengths, including: consumer-centric technology platforms, highly regarded wellness programs, substantial expertise in the international market, and leading specialty capabilities like dental, vision, behavioral, and life and disability coverage.

Consumer engagement and data transparency

As health care evolves, consumers are demanding more information from a variety of trusted resources in order to make more informed decisions. When making health care decisions, many consumers look to their health plans, as they are the only entity with visibility across the entire health care system. We know that consumers want more transparency when it comes to their expected costs and the quality of health care provided by their doctors and hospitals. More importantly, we have seen that making this information available to consumers and providers leads to better outcomes and cost savings to the health care system. Anthem is responsive to consumer demands for transparency, which is why the company launched Anthem Care Comparison nearly a decade ago to provide consumers with price, patient experience and quality ratings for common, non-emergency medical services ranging from tonsillectomies to knee replacements, with the aim of empowering consumers to seek out the highest quality medical care in the most cost-effective setting. Anthem Care Comparison now includes approximately 400 medical procedures and services.

Anthem is also partnering with third party transparency vendors like Castlight Health and Health Care Blue Book to make sure consumers have clearer line-of-sight into the price variations that exist, oftentimes within the same geography or network. To encourage greater cost and quality competition among providers, and to help consumers make better informed decisions about where to seek health care services, we implemented a reference-based pricing program in partnership with CalPERS, the California Public Employee Retiree System. In coordination with CalPERS, we took on the problem of significant price variation across California providers for knee and hip replacements by utilizing reference-based pricing. By educating and incentivizing consumers and providers through price transparency, CalPERS experienced a 20 percent increase in patients who chose more affordable, high quality providers for these procedures, and at the same time, saw 20 percent of providers lower their prices.

Cigna, through the belief that consumers should be supported with the right tools to help them make value-based health care decisions, offers members myCigna cost and quality transparency tools. The myCigna portal is widely recognized as an industry leader, providing personalized cost estimates for 1,100 medical and dental procedures and real time pricing for medications at 60,000 pharmacies nationwide. In the last 12 months there were approximately 24 million customer visits to myCigna, with an additional 4 million visits to the mobile app. A primary destination for consumers is to find a local, quality and cost efficient doctor or facility; roughly a third of consumers visiting myCigna utilize the technology to identify pricing for procedures such as a colonoscopy, MRI or mammogram. Cigna’s focus on wellness and consumer-centric technologies will only serve to enhance health coverage offerings when combined with Anthem’s.

Improving quality and affordability

Consumers also want better value – in the form of higher quality and lower costs – for their health care. To that end, Anthem and Cigna are investing in several initiatives that focus on improving the value of health care for consumers, evolving beyond the traditional insurer role as a payer of claims to a personal health care coordinator for consumers. For example:

•	Anthem’s Enhanced Personal Health Care program promotes the physician-patient relationship through a stronger focus on the quality of, and access to, services, which has led to a net savings of $6.62 per member per month, $36 million in shared savings paid out to providers, and fewer hospital admissions and shorter hospital stays.

•	Cigna Collaborative Care (CCC) is a value-based initiative that uses incentives to engage health care professionals and help drive improved health, affordability and patient experience. CCC represents an industry-leading 19 percent of total commercial contracts, and includes large primary care physician groups, hospitals, small primary care practices and specialists, including OB-GYN practices, among others. 82 percent of doctors and hospitals with two or more years of experience with CCC have had success in achieving their total medical cost targets and 72 percent had success in achieving their quality targets.

•	With spending on cancer medication expected to increase by 50 percent through 2024, 25 percent growth in new cancer therapies that average an annual cost of $100,000 each, and one in three cancer patients receiving treatment that is not consistent with medical evidence or best practices, Anthem’s Cancer Care Quality program – a joint collaboration with providers and oncologists that seeks to arm these experts with the information and tools they need to identify evidence- based care paths – has advanced better informed decision-making in cancer care and treatment. In its first year, 65 percent of members in the sample are already on a high-quality pathway.

•	As part of Cigna’s efforts in wellness programs, the City of Houston, Texas is the recipient of the Government Sector Well-Being Award for its dynamic and engaging wellness program, which includes completion of the annual health risk assessment with biometrics and participation in various activities including health education seminars, preventative care visits, and completion of coaching programs. The City has realized an estimated savings of $42 million in health care costs over the last three years and lowered its average annual health care trend increase to 1.1 percent, down from 10 percent.

•	Anthem’s Imaging Cost and Quality program is proactively engaging consumers by educating them about lower cost, high quality alternative locations to receive care for certain procedures, like MRIs, which can save $220 per test, on average.

The combined reach of Anthem and Cigna would go even further by providing these kinds of programs and expanding access to care and choice for consumers through a more extensive network of hospitals, physicians, service providers, and health care professionals, including a combined network of more than 1,600 Centers of Excellence proven to produce higher quality and lower costs in a number of surgical areas, such as cardiology, orthopedics, oncology, and obstetrics.

Together, Anthem and Cigna would also be able to leverage complementary expertise in serving Medicare beneficiaries with chronic conditions. For example:

•	Anthem, through our CareMore Health subsidiary, has demonstrated that by investing in care during the earlier stages of a beneficiary’s illness or condition, and through strong collaboration with primary care physicians and bricks and mortar care centers, not only is the progression of illness slowed, but, when compared to traditional Medicare fee-for-service, overall health costs are reduced. For instance, through CareMore’s unique and member-focused approach, its members with chronic kidney disease (CKD) progress to dialysis in slightly over 24 years, as opposed to less than six years for beneficiaries with CKD in fee-for-service. Also, through its disease management programs, CareMore has reduced stroke risk for its members by 40 percent and amputation rates for diabetics by 60 percent.

•	At the same time, Cigna’s HealthSpring subsidiary – in complementary locations across the country – partners with physicians to transition to alternative payment models. Almost two-thirds of Cigna-HealthSpring’s members in HMOs receive care through physicians who are incentivized to deliver better outcomes and higher patient satisfaction. For instance, Cigna-HealthSpring members receive: 19 percent more colonoscopies, which lower the risks associated with colorectal cancer; 11 percent more mammograms, which lower the risks associated with breast cancer; and, six percent more diabetic cholesterol screenings, which lower the risks associated with heart attacks and stroke.

Provider collaboration and value-based reimbursement

Among the challenges impeding the needed change to our health care system is an antiquated fee-for-service payment system that rewards volume over quality while restricting provider collaboration. This challenge is equally recognized, and is being prioritized, by health insurers, providers, the Administration, and Congress.

In January 2015, the U.S. Department of Health and Human Services announced (during an event attended by Anthem’s chief medical officer, Dr. Samuel Nussbaum) a historic timeline for shifting 50 percent of Medicare payments from fee-for-service to quality- and value-based through the adoption of alternative payment models by 2018. In addition, Congress, through passage of the Medicare and CHIP Reauthorization Act of 2015 earlier this year, reformed Medicare physician payment by setting a course for consolidating quality reporting requirements and creating a new reimbursement structure for physicians based on medical outcomes, instead of the volume of services provided in the previous SGR methodology.

Anthem and Cigna are also committed to aligning incentives to encourage smarter, collaborative decision-making that fosters healthier outcomes and a better patient experience. More than $50 billion (53 percent) of Anthem’s total health care reimbursement is tied to value-based contracts, with 150 accountable care organizations (ACOs), 787 hospitals, and 106,000 network physicians. In fact, through our new Enhanced Personal Health Care arrangement with participating providers – where the emphasis is on value-based payments rewarding high quality and efficiency, the exchange of clinical information, and a mutually-shared commitment to patient-centered care – Anthem is able to serve 4 million of our members. This focus has allowed us to get more care provided under the value-based umbrella – a number that will only grow as a result of the proposed deal, having a more immediate impact on our ability to bring down the total cost of care. Anthem also has a first-in-the-nation partnership with seven of the top 30 competing hospital systems in Los Angeles and Orange County, that enabled us to launch Vivity, an integrated health system that moves away from traditional fee-for-service and towards a structure that financially rewards activities that keep patients healthy, both simplifying access and making costs more predictable.

Meanwhile, eighty percent of Cigna-HealthSpring’s Medicare Advantage membership is tied to value-based reimbursement. In addition, more than 35 percent of Cigna’s total commercial health care reimbursement is being tied to value-based contracts, primarily through its aforementioned Cigna Collaborative Care (CCC) initiative, which includes arrangements with 134 large physician group practices, more than 30 specialty groups, and over 80 additional arrangements covering more than 240 individual hospitals. CCC works to bridge the gaps in information and care by creating a model that rewards for quality outcomes and gives health care professionals the information – and the support – they need to achieve those outcomes. And the results speak for themselves:

•	Improved health – with 3 percent better-than-market average quality performance; 19–25 percent better compliance rate with diabetes measures; and, 21 percent more gaps in care closed.

•	Lower cost – with 3 percent better-than-market average total medical cost; 52 percent conversion rate to lower cost medications; and, 4–5 percent lower total medical cost trend versus peers.

•	Higher satisfaction – 95 percent of participating doctors would recommend Cigna to colleagues; and, 50 percent fewer emergency room visits compared to market benchmarks, contributing to a higher quality of life.

By integrating the complementary expertise of the two companies, the combined organization would operate more efficiently, reduce overall operational costs, and enhance our ability to manage the cost drivers that negatively impact affordability for consumers.

Complementary Nature of the Proposed Deal

As the health care system continues to change, insurers must change along with it. From delivery to payment to how and where consumers interact with their care, the health care landscape has undergone a dramatic shift – one that will only continue as we move further down the road towards a more fully integrated, value-based health care system.

The health insurance industry has adapted along with this change and will continue to reshape the role it plays in consumers’ lives. First, consumers have become savvier and much more engaged in their health care decision-making. This engagement has boosted the prevailing spirit of competition that thrives across the insurance industry today, as companies innovate to bring customers the products they want. This innovation, in turn, has encouraged a greater spirit of collaboration with health care providers, moving insurers beyond the traditional role as payer of claims, to one of partner in improving the delivery and quality of care. In particular, we are in the midst of a comprehensive redesign of how we pay for health care, by focusing on reimbursement models that reward value and outcomes, rather than volume.

However, facilitating consumer engagement and the shift to value-based payment models requires in-depth data. Consumers need transparent, easy-to-understand information on quality and costs. Providers need real-time data on their patients, as well as on evidence-based interventions, that will enable them to address gaps in care and better manage chronic conditions. Anthem’s proposed merger with Cigna will result in the aggregation of useful information that can then be applied to bringing a better, more targeted, product to consumers, and ultimately, improving the care that providers are able to deliver patients.

Additionally, as already touched upon, both companies bring distinct capabilities and expertise to the transaction. In such a rapidly-changing environment, where the pace of development is outmatched only by consumers’ demand for tapping into these advances, companies face the critical decision of either dedicating resources to building out new capabilities or identifying organizations that have already distinguished themselves in these areas and combining their shared expertise in order to bring consumers the best possible product in a responsive and timely way. As it relates to this transaction, the combination of these two companies would enable the merged organization to expand the reach of the things each does well. Whether that’s Anthem’s focus on value-based provider collaborations through its Enhanced Personal Health Care program or Cigna’s dedication to improving health, affordability, and the patient experience through its Cigna Collaborative Care initiative, this deal enhances our ability to bring consumers a wider array of products, while improving our stewardship of their health care needs. Put simply, an Anthem-Cigna combination would allow us to bring the best of what both companies do to more people today.

And, it must be emphasized, in addition to being personal, health care is local – it is delivered and paid for locally, even when administrative functions are located elsewhere. To characterize Anthem and Cigna as two of five “national insurers” is inaccurate and an oversimplification of the role we play in the varied communities we serve across the country.

Health insurance is flush with competition. The number of health insurers increased by 26 percent in 2015 with 70 new entrants offering coverage. Increased competition in insurance means more choices for consumers. Further, when considering the various segments that make up health insurance (individual, small group, international, large employer, Medicare Advantage, Medicaid, etc.), it is apparent that this transaction will result in minimal shared local markets, both geographically and by product segment.

As the BlueCross or BlueCross BlueShield licensee in 14 states, Anthem is intimately familiar with the rules governing how insurers can operate under this brand. While the rules require that companies meet certain thresholds to stay in compliance – at least two-thirds of all health care revenue across the country must be derived from Blue-branded business; 80 percent of the revenue in those states that that company operates under that brand – we are confident that we will continue to remain in compliance with those rules with more than sufficient flexibility to compete aggressively in the markets in which we will do business under the Cigna brand. The BlueCross BlueShield Association does not have approval rights over this transaction. However, if it is determined at any time that we are out of compliance with their rules, we are allowed a grace period during which we will be able to develop an action plan and granted additional time to come back into compliance.

At Anthem, we look at the provision of small group as insurance plans for small employers with 2-50 employees; we have a presence in this segment in 14 states. Cigna does not market to this group. Likewise for purchase of individual plans, where consumers obtain coverage directly for themselves, often through the exchange marketplace or a broker, Anthem, again, has a presence in 14 states. Cigna has a presence in 12 states. The combined company would only share a limited number of rating regions within just five states, where there is now, and will continue to be, robust competition. Underscoring this is the fact that consumers can now choose from an average of 40 health plans in states participating in the insurance exchange marketplace – an increase of 25 percent in 2015.1 In local exchanges, consumers have an average of 23 different plan choices at the silver metal level. Further, new business models – CO-OPs like Community Health Options, licensed in Maine and New Hampshire, and venture capital-backed companies like Oscar Healthcare – are entering this segment and expanding their coverage, along with provider-sponsored health plans and plans that have traditionally served other segments. The Silicon Valley-backed startup, Oscar provides yet another model of entry. Oscar is a new entrant that leverages technology and promises to offer a new way to purchase and use insurance. It is emblematic of the changing face of the competitive landscape in the insurance industry. With significant investment from companies like Google, who recently announced $32.5 million in new funding, Oscar has already signed up more than 40,000 people in New York and New Jersey, the first and only markets it has entered, with plans to expand to California and Texas in 2016.

Large employers also have numerous choices and the ability to leverage additional competitive alternatives. Across the country, at least 130 unique health benefits companies compete to serve employers that self-insure health benefits for their employees. This number does not include the several Pharmacy Benefit Managers and Behavioral Health Organizations that also serve large employers. For this segment, companies like Anthem and Cigna primarily provide administrative services rather than insurance, because employers take on the risk of providing health care coverage by self-insuring. Today, large employers seldom purchase one all-inclusive health benefit package for employees located in facilities in multiple states. Large employers frequently contract with health insurers, third party administrators, and providers on regional, state, and local levels, depending on the local market conditions, to offer additional options to their employees. In addition, employers often disaggregate or carve up health benefits into product segments (e.g., medical, dental, vision, pharmacy, life and disability, etc.) and issue separate RFPs, generally by geographic region, to ensure the most efficient use of their dollars.

[1]	U.S. Department of Health & Human Services, Office of the Assistant Secretary for Planning and Evaluation, Health Plan Choice and Premiums in the 2015 Health Insurance Marketplace, http://aspe.hhs.gov/sites/default/files/pdf/77176/healthPremium2015.pdf (Jan. 8, 2015).

Large employers also benefit from being able to supplant traditional insurance providers in some areas of the country with well-established, integrated health care delivery systems (e.g., Mayo Clinic Health System, UPMC, Henry Ford, Geisinger Health System, Health Partners of Minnesota, etc.) and new entrants like Ascension Catholic Health, Tenet/Vanguard and North Shore-LIJ Health System. At the same time, there are several companies offering rental networks (e.g., MultiPlan and PreferredOne), risk management and administrative support (e.g., CoreSource, HealthPlan Holdings, Associated Third Party Administrators, etc.), and technology like telehealth (e.g., Teladoc, Specialists on Call, MDLive, Doctor on Demand, etc.) as stand-alone products and services to large employers. This has led to robust competition for these various segments and services. Even Anthem, as an employer of 52,000 associates, utilizes partnerships with companies like HealthEquity and CONEXIS for Flexible Spending Accounts, Health Savings Accounts, and COBRA benefits.

Large employers – like Walgreens, Starwood, Sears, and Petco – are also utilizing new private health insurance exchange models to provide several health coverage options for their employees. In 2016, almost 30 percent of Anthem’s quotes for new business with large employers have been quoted through a private exchange. During the same time period, nearly 25 percent of Cigna’s relationships with large employers are projected to be sold through a private exchange, up from three percent of client relationships in 2014. According to a recent report by Accenture, private health insurance exchange enrollment doubled from 2014 to 2015, and private exchange enrollment is estimated to reach 40 million by 2018. Some large employers are even negotiating directly with local health care systems. For example, according to a recent article in Modern Healthcare, Boeing is contracting directly with Roper St. Francis Health Alliance in Charleston, SC, Providence-Swedish Health Alliance in Seattle, WA, and with Mercy in St. Louis, MO.

The combination of Anthem and Cigna, through complementary product and geographic focuses, will only enhance our ability to serve the needs of large employers. Cigna is providing leading health services to employers that choose to self-insure, employers in need of stop-loss coverage, and employers with globally mobile employees. At the same time, Anthem is providing large employers a robust network of doctors and hospitals, and new collaboration and care delivery models grounded in value-based care that improve quality of care and help employers control rising health care costs. In addition, Cigna’s highly-regarded integrated behavioral, pharmacy, vision, dental, and other specialty products will expand options and enhance health. One hundred percent of the savings that result from Anthem and Cigna care management programs are passed through to large employers that self-insure.

For employers and organizations with multi-national footprints, Cigna has partnerships in 30 countries to provide health coverage to their globally mobile employees through a vast network of over 1 million health care professionals, clinics, and facilities. This network includes 89,000 behavioral health care professionals and over 11,000 facilities and clinics, 74,000 pharmacies, nearly 70,000 vision health care providers in more than 24,800 locations, and over 150,000 dental professionals. Anthem does not operate in the international market.

For Medicare Advantage (the private plan alternative to Medicare fee-for-service), the total membership for the combined company would be minimal (a six percent share combined, according to a recent analysis by the Kaiser Family Foundation, which amounts to about one million covered lives for the combined organization). Anthem does business in 20 states, primarily in New York, Ohio, and California. Cigna, meanwhile, does business in 15 states and the District of Columbia, primarily in Florida, Tennessee, Pennsylvania, and Texas. The companies thus have a highly complementary geographic footprint. On average, all Medicare beneficiaries are able to choose from 18 Medicare Advantage plans in 2015.2

While Anthem has contracts in 19 states to serve Medicaid beneficiaries, Cigna’s footprint is limited to just a number of counties in two states, resulting in both companies offering Medicaid Managed Care services in only six shared counties in Texas. It is important to remember that the states determine the rates that are paid to plans, how many plans may participate, where those plans can do business, and who those plans can serve. And, even within this structured model, the competition through RFPs is vigorous. Many states also divide the Medicaid population by geography or beneficiary group (i.e., mothers and children; single adults; dual eligibles – those qualifying for both Medicaid and Medicare; long-term care, etc.). Anthem has a large number of competitors including UnitedHealthcare, Centene, WellCare, Molina, AmeriHealth, and others. For example, just last month the state of Iowa completed a competitive bid process for the management of the state’s Medicaid population. In the case of Iowa, 11 health plans submitted bids, with four being awarded state-wide contracts, which means Medicaid beneficiaries will have four health plans from which to choose.

[2]	Gretchen Jacobson, et al., Medicare Advantage 2015 Data Spotlight: Overview of Plan Changes, The Henry J. Kaiser Family Foundation, http://files.kff.org/attachment/data-spotlight-medicare-advantage-2015-data-spotlight-overview-of-plan-changes (Dec. 2014).

Other Notable Marketplace Dynamics

As noted above, health plans are entering new business segments, and new entrants are participating in the market for the first time. Providers are also entering the health insurance marketplace in rapidly growing numbers. According to a PwC analysis from 2014, “some 50 percent of U.S. health systems have applied – or intend to apply – for an insurance license.”3 Just a few examples of health systems that have entered the insurance market include: Ochsner Health System, Sentara Healthcare, Tenet/Vanguard, and Ascension Catholic Health.

Given the high degree of health insurance regulation at both the federal and state level, plans are mandated to incorporate an expanding set of rules into their business models. In addition to the stronger-than-ever consumer protections now in place, health plans’ rates and operating margins are more regulated than ever before. For example, newly-established mandates limit how health insurance plans spend the premium dollars that they collect; specifically, in terms of the percentage of each premium dollar that can be spent on “administrative expenses” versus medical claims. As a result, plans are incentivized to find greater efficiencies within these categories. The shared competencies of these two organizations will enable the combined company to operate more efficiently (e.g. leveraging IT capabilities), thereby reducing operational costs, while enhancing quality of care and investments in technology and innovation.

Federal and State Oversight of the Transaction

While I am grateful for the opportunity to share our perspective on the benefits and inherent value of the combining of these two forward-thinking companies, I also recognize that we are only at the beginning of what we expect and hope will be a thorough, fact-based, and comprehensive examination of the merits of this transaction. Anthem’s proposed acquisition of Cigna is subject to vigorous federal and state regulatory review processes, throughout which you have my assurance that both companies are committed to working cooperatively with all relevant policymakers and regulatory entities.4 We hope to

[3]	Gary Ahlquist, et al., Several hundred health networks will become payors, PwC, http://www.strategyand.pwc.com/global/home/what-we-think/reports-white-papers/article-display/health-networks-become-payors (June 20, 2014).
[4]	As it relates to the McCarran-Ferguson Act, the law has been interpreted to not include mergers and acquisitions as “the business of insurance.” As such, this transaction is subject to full and complete regulatory review by the Department of Justice, similar to any other proposed merger or acquisition.

close this transaction in the next 12-16 months. We have met with the Department of Justice and with the National Association of Insurance Commissioners, and have been engaged in our state filings. And, we are committed to remaining transparent throughout the entirety of this process about our plans with all of our stakeholders and interested parties.

Conclusion

I want to thank the members of this Subcommittee again for holding this hearing and providing me the opportunity to speak on behalf of the proposed transaction, which, as I have detailed, would bring together two highly complementary organizations. We look forward to the regulatory review process and to working jointly with the entities responsible for the transaction’s oversight and approval.

Health care markets are constantly changing – whether as the result of legislation or the imperative to meet the needs of consumers and providers. To serve consumers best, health care organizations must evolve and become more sophisticated. Over the past five years we have faced many new competitors locally and by product segment – ranging from hospital systems to new Medicare Advantage and commercial entrants to disaggregated services sold directly to employers. These delivery systems hold tremendous promise for consumers, and their local and market segment strength as competitors demonstrates why antitrust review from regulators and policymakers should generally examine the various segments that make up health insurance (e.g., individual, small group, Medicare Advantage, etc.) independently rather than assume that decisions are uniformly made on a national basis.

Finally, I believe it also worth repeating that, at its core, the proposed Anthem-Cigna combination represents a significant step forward on the path to a 21st century health care system that reflects our shared vision of greater value for consumers – increased access and choice, greater affordability, and the better health outcomes achieved through innovation and collaboration. I look forward to your questions.

Thank you.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders and stockholders (as applicable) for their consideration. In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non-compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.